Filed Pursuant to Rule 424(B)(5)
Registration No. 333-268633
Prospectus Supplement
(To Prospectus dated December 1, 2022)
$4,500,000,000

The Cigna Group
$1,000,000,000 5.000% Senior Notes due 2029
$750,000,000 5.125% Senior Notes due 2031
$1,250,000,000 5.250% Senior Notes due 2034
$1,500,000,000 5.600% Senior Notes due 2054
We are offering $1,000,000,000 of our 5.000% Senior Notes due 2029 (the “5-Year Notes”), $750,000,000 of our 5.125% Senior Notes due 2031 (the “7 -Year Notes”), $1,250,000,000 of our 5.250% Senior Notes due 2034 (the “10-Year Notes”) and $1,500,000,000 of our 5.600% Senior Notes due 2054 (the “30-Year Notes” and, together with the 5-Year Notes, the 7-Year Notes and the 10-Year Notes, the “Notes”).
The 5-Year Notes will bear interest at the rate of 5.000% per year. Interest on the 5-Year Notes is payable on May 15 and November 15 of each year, beginning May 15, 2024. The 5-Year Notes will mature on May 15, 2029. The 7-Year Notes will bear interest at the rate of 5.125% per year. Interest on the 7-Year Notes is payable on May 15 and November 15 of each year, beginning May 15, 2024. The 7-Year Notes will mature on May 15, 2031. The 10-Year Notes will bear interest at the rate of 5.250% per year. Interest on the 10-Year Notes is payable on February 15 and August 15 of each year, beginning August 15, 2024. The 10-Year Notes will mature on February 15, 2034. The 30-Year Notes will bear interest at the rate of 5.600% per year. Interest on the 30-Year Notes is payable on February 15 and August 15 of each year, beginning August 15, 2024. The 30-Year Notes will mature on February 15, 2054. We may redeem the Notes, in whole or in part, as described under the caption “Description of the Notes—Optional Redemption” in this prospectus supplement. If a change of control triggering event as described in this prospectus supplement under the caption “Description of the Notes—Change of Control Offer” occurs with respect to the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, we will be required to offer to repurchase all of the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, as applicable, at a repurchase price equal to 101% of the principal amount of such Notes, plus any accrued and unpaid interest to the date of repurchase.
The Notes will be our senior unsecured and unsubordinated obligations and will rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness and senior to all of our future subordinated indebtedness. The Notes will effectively rank junior to any of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, and will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries.
Concurrently with this offering, we launched cash tender offers (the “Cash Tender Offers”) for (1) any and all of our 3.50% Senior Notes due 2024 and Evernorth Health, Inc.’s (“Evernorth”) 3.50% Senior Notes due 2024 (collectively, the “Any and All Notes”) and (2) up to $1,250,000,000 of our 4.125% Senior Notes due 2025, our 4.500% Senior Notes due 2026, Evernorth’s 4.500% Senior Notes due 2026, our 1.250% Senior Notes due 2026, our 3.050% Senior Notes due 2027, Cigna Holding Company’s 3.050% Senior Notes due 2027 and our 2.400% Senior Notes due 2030 (together with the Any and All Notes, the “Existing Notes”) validly tendered and accepted by us. The Cash Tender Offers are not being made pursuant to this prospectus supplement or the accompanying prospectus. The closing of the Cash Tender Offers is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon the consummation of the Cash Tender Offers.
We intend to use the net proceeds from this offering to pay the consideration for the Cash Tender Offers and to pay accrued and unpaid interest and related expenses. We intend to use the remaining net proceeds not applied in the Cash Tender Offers to fund the repayment of our 0.613% Senior Notes due 2024 (the “March 2024 Notes”) at maturity and for general corporate purposes, which may include repayment of indebtedness and repurchases of shares of our common stock. See “Use of Proceeds.” The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.
Investing in the Notes involves certain risks. See “Cautionary Note Regarding Forward-Looking Statements and Risk Factors” beginning on page S-ii of this prospectus supplement and the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus.
	Per 5- Year Note	5-Year Notes Total	Per 7- Year Note	7-Year Notes Total	Per 10- Year Note	10-Year Notes Total	Per 30- Year Note	30-Year Notes Total
Public offering price(1)	99.889%	$998,890,000	99.852%	$748,890,000	99.953%	$1,249,412,500	99.855%	$1,497,825,000
Underwriting discount	0.350%	$3,500,000	0.400%	$3,000,000	0.450%	$5,625,000	0.875%	$13,125,000
Proceeds, before expenses, to The Cigna Group(1)	99.539%	$995,390,000	99.452%	$745,890,000	99.503%	$1,243,787,500	98.980%	$1,484,700,000
(1)	Plus accrued interest, if any, from February 13, 2024 to the date of delivery.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A. and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about February 13, 2023.
Joint Book-Running Managers
Deutsche Bank Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Wells Fargo Securities
Passive Bookrunners
BofA Securities	Citigroup	Morgan Stanley	Truist Securities
Co-Managers
Credit Agricole CIB	HSBC	Mizuho	MUFG	PNC Capital Markets LLC
US Bancorp	BNY Mellon Capital Markets, LLC	Fifth Third Securities	RBC Capital Markets	Regions Securities LLC
Scotiabank	SMBC Nikko	TD Securities	Academy Securities	R. Seelaus & Co., LLC
February 5, 2024.

Neither we nor the underwriters have authorized any other person to provide you with different or additional information other than that contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any related free writing prospectus filed by the Company with the Securities and Exchange Commission (the “SEC”). We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus may only be accurate as of the date of this prospectus supplement, the accompanying prospectus or the information incorporated by reference herein or therein, and the information in any free writing prospectus may only be accurate as of the date of such free writing prospectus. Our business, financial condition, results of operations and/or prospects may have changed since those dates.

Prospectus Supplement
Prospectus
Unless otherwise mentioned or unless the context requires otherwise (including when describing the terms of the Notes), when used in this prospectus supplement and accompanying prospectus, the terms “The Cigna Group,” “Company,” “we,” “our” and “us” refer to The Cigna Group and its consolidated subsidiaries. The term “underwriters” refers to the financial institutions named in the “Underwriting” section of this prospectus supplement.
S-i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS
This prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on The Cigna Group’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning future financial or operating performance, including our ability to improve the health and vitality of those we serve; future growth, business strategy and strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas and the impact of developing inflationary and interest rate pressures; financing or capital deployment plans and amounts available for future deployment; our prospects for growth in the coming years; strategic transactions; expectations related to our Medicare Advantage Capitation Rates; and other statements regarding The Cigna Group’s future beliefs, expectations, plans, intentions, liquidity, cash flows, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe,” “expect,” “project,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “may,” “should,” “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our strategic and operational initiatives; our ability to adapt to changes in an evolving and rapidly changing industry; our ability to compete effectively, differentiate our products and services from those of our competitors and maintain or increase market share; price competition, inflation and other pressures that could compress our margins or result in premiums that are insufficient to cover the cost of services delivered to our customers; the potential for actual claims to exceed our estimates related to expected medical claims; our ability to develop and maintain satisfactory relationships with physicians, hospitals, other health service providers and with producers and consultants; our ability to maintain relationships with one or more key pharmaceutical manufacturers or if payments made or discounts provided decline; changes in the pharmacy provider marketplace or pharmacy networks; changes in drug pricing or industry pricing benchmarks; our ability to invest in and properly maintain our information technology and other business systems; our ability to prevent or contain effects of a potential cyberattack or other privacy or data security incident; political, legal, operational, regulatory, economic and other risks that could affect our multinational operations, including currency exchange rates; risks related to strategic transactions and realization of the expected benefits of such transactions as well as integration or separation difficulties or underperformance relative to expectations; dependence on success of relationships with third parties; risk of significant disruption within our operations or among key suppliers or third parties; potential liability in connection with managing medical practices and operating pharmacies, onsite clinics and other types of medical facilities; the substantial level of government regulation over our business and the potential effects of new laws or regulations or changes in existing laws or regulations; uncertainties surrounding participation in government-sponsored programs such as Medicare; the outcome of litigation, regulatory audits and investigations; compliance with applicable privacy, security and data laws, regulations and standards; potential failure of our prevention, detection and control systems; unfavorable economic and market conditions, the risk of a recession or other economic downturn and resulting impact on employment metrics, stock market or changes in interest rates and risks related to a downgrade in financial strength ratings of our insurance subsidiaries; the impact of our significant indebtedness and the potential for further indebtedness in the future; and credit risk related to our reinsurers.
This list of important factors is not intended to be exhaustive. The discussions in our Annual Report on Form 10-K for the year ended December 31, 2022, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, as such discussions may be updated from time to time in our periodic filings with the SEC incorporated by reference herein, include both expanded discussion of these factors and additional risk factors and uncertainties that could affect the matters discussed in the forward-looking statements. The Cigna Group does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
S-ii

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. The Cigna Group undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC maintains a website that contains reports, proxy statements and other information, including those filed by The Cigna Group, at www.sec.gov. You may also access the SEC filings and obtain other information about The Cigna Group through the website www.thecignagroup.com. Information on, or accessible through, our website is expressly not incorporated by reference into, and does not constitute a part of, this prospectus supplement or any accompanying prospectus, except for the SEC filings posted thereon that are referenced below.
S-iii

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
This prospectus supplement and the accompanying prospectus are part of the registration statement and do not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any contract or other document of The Cigna Group, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.
The SEC allows us to “incorporate by reference” information we file with the SEC into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this prospectus supplement or the accompanying prospectus is an important part of such document, and information that we will file later with the SEC will automatically update and supersede this information.
This prospectus supplement incorporates by reference the documents set forth below that The Cigna Group has previously filed with the SEC and that are not delivered with this prospectus supplement. These documents contain important information about The Cigna Group and its financial condition. Since information that we file with the SEC in the future will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.
The Cigna Group SEC Filings (File No. 001-38769)	Period
Annual Report on Form 10-K	Filed with the SEC on February 23, 2023, for the year ended December 31, 2022

Quarterly Report on Form 10-Q	Filed with the SEC on May 5, 2023, August 3, 2023 and November 2, 2023 for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, respectively

Annual Proxy Statement on Schedule 14A	Filed with the SEC on March 17, 2023 (solely those portions that were incorporated by reference into Part III of the Annual Report)

Current Report on Form 8-K
Filed with the SEC on February 13, 2023, March 7, 2023 (excluding Item 7.01, which is furnished thereto), April 27, 2023, April 28, 2023, May 1, 2023, September 15, 2023, January 17, 2024, January 22, 2024 and January 31, 2024 (excluding Exhibit 99.1)

We also incorporate by reference into this prospectus supplement and the accompanying prospectus all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of such document until the offering of the particular securities covered by this prospectus supplement has been terminated or completed, other than any portion of the respective filings that are furnished, rather than filed, under the applicable SEC rules. This additional information is a part of this prospectus supplement and the accompanying prospectus from the date of filing of those documents.
To obtain a copy of these filings at no cost, you may write or telephone us at the following address:
The Cigna Group
Two Liberty Place, 5th Floor 1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550
Attention: Shareholder Services
Telephone: (215) 761-3516
E-mail: shareholderservices@thecignagroup.com
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such document.
S-iv

SUMMARY
This summary highlights selected information about Cigna and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase the Notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference herein prior to deciding whether to purchase the Notes.
The Cigna Group
The Cigna Group, together with its subsidiaries, is a global health company with a mission of helping those we serve improve their health and vitality. Our subsidiaries offer a differentiated set of pharmacy, medical, behavioral, dental and supplemental products and services. The majority of these products are offered through employers and other groups such as governmental and non-governmental organizations, unions and associations. One of our business segments also offers commercial health and dental insurance and Medicare products to individuals in the United States and selected international markets.
The Cigna Group’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, CT 06002. Our telephone number is (860) 226-6000.
For additional information concerning The Cigna Group, please see our most recent Annual Report on Form 10-K and our other filings with the SEC. See “Where You Can Find More Information.”
Recent Developments
Preliminary Financial Data for the Fourth Quarter and Full Year 2023
On February 2, 2024, we announced our preliminary financial data for the fourth quarter and the year ended December 31, 2023. The preliminary financial data provided below is only a summary and is not a comprehensive statement of our financial results for the quarter or the year ended December 31, 2023.
The preliminary financial data has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect to the preliminary financial data for the quarter and the year ended December 31, 2023.
Our Annual Report on Form 10-K for the year ended December 31, 2023 will include our audited financial statements for the year ended December 31, 2023, including the footnote disclosures associated with our year-end financial results, as well as management’s report on our internal control over financial reporting, our auditors’ audit report thereon and management’s discussion and analysis of results of operations and financial condition. Our audited financial statements for the year ended December 31, 2023 will not be available until after this offering is completed and, consequently, will not be available to you prior to investing in this offering. The preparation of our Annual Report on Form 10-K for the year ended December 31, 2023 and the audit by PricewaterhouseCoopers LLP could result in changes to our preliminary financial data, and such changes may be material.
Consolidated Financial Results
	Three Months Ended December 31,		Year Ended December 31,
	2023	2022(1)	2023	2022(1)
	(in millions)
Total Revenues	$51,114	$45,753	$195,265	$180,518
Net Realized Investment Losses (Gains) from Equity Method Investments	35	(8)	57	126
Adjusted Revenues(2)	$51,149	$45,745	$195,322	$180,644

Consolidated Earnings, net of taxes
Shareholders’ Net Income	$1,029	$1,193	$5,164	$6,704
Net Realized Investment Losses (Gains)	58	(17)	114	496

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022(1)	2023	2022(1)
	(in millions)
Amortization of Acquired Intangible Assets	360	284	1,413	1,345
Special Items	552	73	757	(1,232)
Adjusted Income from Operations(3)	$1,999	$1,533	$7,448	$7,313

Shareholders’ Net Income, per share	$3.49	$3.91	$17.39	$21.41
Adjusted Income from Operations, per share	$6.79	$5.02	$25.09	$23.36
(1)
Effective January 1, 2023, The Cigna Group adopted ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, and related amendments. Prior year results have been restated to reflect the adoption of the new accounting guidance.

(2)
Adjusted revenues is defined as total revenues excluding the following adjustments: special items and The Cigna Group’s share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting. These items are excluded because they are not indicative of past or future underlying performance of our businesses.

(3)
Adjusted income (loss) from operations is defined as shareholders’ net income (or income before income taxes less pre-tax income (loss) attributable to noncontrolling interests for the segment metric) excluding the following adjustments: net realized investment results, amortization of acquired intangible assets and special items. The Cigna Group’s share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting are also excluded.

•	Total revenues for fourth quarter 2023 increased 12% from fourth quarter 2022, reflecting strong growth across Evernorth Health Services and Cigna Healthcare.
•
Shareholders’ net income for fourth quarter 2023 was $1.0 billion, or $3.49 per share, including a net after-tax loss of $552 million, or $1.88 per share, primarily associated with the loss on sale of businesses, a deferred tax benefit, as well as a charge for the organizational efficiency plan, compared with $1.2 billion, or $3.91 per share, for fourth quarter 2022.

•	Adjusted income from operations for fourth quarter 2023 increased 30% from fourth quarter 2022, reflecting strong contributions from Evernorth Health Services and Cigna Healthcare.
•	The debt-to-capitalization ratio was 40.1% at December 31, 2023 compared to 40.5% at September 30, 2023 and 41.0% at December 31, 2022.
Segment Results
Evernorth Health Services
This segment offers a broad range of coordinated and point solution health services and capabilities, as well as those from partners across the health care system, in Pharmacy Benefits, Home Delivery Pharmacy, Specialty Pharmacy, Distribution and Care Delivery and Management Solutions to health plans, employers, government organizations and health care providers.
	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(in millions)
Adjusted Revenues	$40,519	$36,188	$153,499	$140,335
Adjusted Income from Operations, Pre-Tax	$1,890	$1,725	$6,442	$6,127
Adjusted Margin, Pre-Tax(1)	4.7%	4.8%	4.2%	4.4%
(1)	Adjusted margin, pre-tax, is calculated by dividing adjusted income (loss) from operations, pre-tax by adjusted revenues for each segment.
•
Fourth quarter and full year 2023 adjusted revenues increased 12% and 9%, relative to fourth quarter and full year 2022, respectively, reflecting strong organic growth in specialty pharmacy and care solutions.

•
Fourth quarter and full year 2023 adjusted income from operations, pre-tax, increased 10% and 5%, relative to fourth quarter and full year 2022, respectively, reflecting continued affordability improvements and growth in specialty, partially offset by increased strategic investments in technology to support the onboarding of new clients and continued advancement of our digital capabilities and care solutions.

•
Fourth quarter and full year 2023 adjusted margin, pre-tax, was 4.7% and 4.2%, compared to 4.8% and 4.4%, for fourth quarter and full year 2022, respectively, reflecting continued strategic investments in technology to support the onboarding of new clients and expansion of existing client relationships.

Cigna Healthcare
This segment includes the U.S. Healthcare and International Health operating segments, which provide comprehensive medical and coordinated solutions to clients and customers. During the fourth quarter of 2023, the U.S. Commercial and U.S. Government operating segments combined to form the U.S. Healthcare operating segment. U.S. Healthcare provides commercial medical plans and specialty benefits and solutions for insured and self-insured clients, Medicare Advantage, Medicare Supplement and Medicare Part D plans for seniors and individual health insurance plans. International Health solutions include health care coverage in our international markets, as well as health care benefits for globally mobile individuals and employees of multinational organizations.
	Three Months Ended December 31,		Year Ended December 31,
	2023	2022(1)	2023	2022(1)
	(in millions)
Adjusted Revenues	$13,005	$11,132	$51,205	$45,037
Adjusted Income from Operations, Pre-Tax	$969	$517	$4,478	$4,099
Adjusted Margin, Pre-Tax	7.5%	4.6%	8.7%	9.1%
(1)
Effective January 1, 2023, The Cigna Group adopted ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, and related amendments. Prior year results have been restated to reflect the adoption of the new accounting guidance.

•
Fourth quarter and full year 2023 adjusted revenues grew 17% and 14%, over fourth quarter and full year 2022, respectively, reflecting customer growth and premium rate increases to cover underlying medical cost trends.

•
Fourth quarter 2023 adjusted income from operations, pre-tax, increased relative to fourth quarter 2022, primarily driven by a lower adjusted SG&A expense ratio, reflecting strong revenue growth, timing of investments, and operating efficiency, as well as a lower medical care ratio (“MCR”)* and higher net investment income.

•	Full year 2023 adjusted income from operations, pre-tax, increased relative to full year 2022, primarily driven by a lower MCR and a lower adjusted SG&A expense ratio.
•
The Cigna Healthcare MCR was 82.2% and 81.3% for fourth quarter and full year 2023 compared to 83.8% and 81.7% for fourth quarter and full year 2022, respectively. The fourth quarter and full year 2023 MCR benefited from continued strong performance in our U.S. Healthcare business, including affordability initiatives, effective pricing execution, and favorable stop loss results.

•
Cigna Healthcare net medical costs payable was $4.86 billion at December 31, 2023, $5.09 billion at September 30, 2023, and $3.96 billion at December 31, 2022. The year-over-year increase was primarily driven by customer growth and business mix. The sequential decrease was consistent with prior years, reflecting stop loss seasonality. Favorable prior year reserve development on a gross pre-tax basis was $279 million and $259 million for full year 2023 and 2022, respectively.

*	Represents medical costs as a percentage of premiums for all Cigna Healthcare risk products provided through guaranteed cost or experience-rated funding arrangements.

Corporate and Other Operations
Corporate reflects interest expense, amounts not allocated to operating segments and includes intersegment eliminations. Additionally, this discussion includes items reported in Other Operations, which is comprised of Corporate Owned Life Insurance (“COLI”) and the Company’s runoff operations.
	Three Months Ended December 31,		Year Ended December 31,
	2023	2022(1)	2023	2022(1)
	(in millions)
Adjusted (Loss) from Operations, Pre-Tax	$(400)	$(375)	$(1,602)	$(957)
(1)
Effective January 1, 2023, The Cigna Group adopted ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, and related amendments. Prior year results have been restated to reflect the adoption of the new accounting guidance.

•	Fourth quarter 2023 adjusted loss from operations, pre-tax, was $400 million compared to $375 million for fourth quarter 2022, primarily reflecting the impact of higher interest rates.
•	Full year 2023 adjusted loss from operations, pre-tax, was $1,602 million compared to $957 million for full year 2022, primarily reflecting the absence of income from divested businesses.
Comparative Summary of Financial Results
	Three Months Ended December 31,		Years Ended December 31,
(Dollars in millions, except per share amounts)	2023	2022(1)	2023	2022(1)
REVENUES
Pharmacy revenues	$36,604	$33,135	$137,243	$128,566
Premiums	11,175	9,548	44,237	39,916
Fees and other revenues	3,045	2,858	12,619	10,881
Net investment income	290	212	1,166	1,155
Total Revenues	51,114	45,753	195,265	180,518
Net realized investment results from certain equity method investments	35	(8)	57	126
Adjusted revenues(2)	$51,149	$45,745	$195,322	$180,644

Shareholders’ net income	$1,029	$1,193	$5,164	$6,704
Pre-tax adjusted income (loss) from operations by segment
Evernorth Health Services	$1,890	$1,725	$6,442	$6,127
Cigna Healthcare	969	517	4,478	4,099
Corporate and Other Operations	(400)	(375)	(1,602)	(957)
Consolidated pre-tax adjusted income from operations	2,459	1,867	9,318	9,269
Adjusted income tax expense	(460)	(334)	(1,870)	(1,956)
Consolidated after-tax adjusted income from operations	$1,999	$1,533	$7,448	$7,313

Weighted average shares (in thousands)	294,565	305,413	296,882	313,065
Common shares outstanding (in thousands)			292,504	298,676
SHAREHOLDERS’ EQUITY at December 31,			$46,223	$44,675
SHAREHOLDERS’ EQUITY PER SHARE at December 31,			$158.03	$149.58

	Three Months Ended December 31,				Years Ended December 31,
	2023		2022(1)		2023		2022(1)
(Dollars in millions, except per share amounts)	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax
SHAREHOLDERS’ NET INCOME
Shareholders’ net income		$1,029		$1,193		$5,164		$6,704
Adjustments to reconcile adjusted income from operations
Net realized investment losses (gains)(3)	$69	58	$(14)	(17)	$135	114	$613	496
Amortization of acquired intangible assets	451	360	457	284	1,819	1,413	1,876	1,345
Special Items
Loss (gain) on sale of businesses	1,478	1,410	73	56	1,499	1,429	(1,662)	(1,332)
Charge for organizational efficiency plan	252	193	—	—	252	193	22	17
Charges (benefits) associated with litigation matters	—	—	—	—	201	171	(28)	(20)
Integration and transaction-related costs	25	20	23	17	45	35	135	103
Deferred tax (benefits), net	—	(1,071)	—	—	—	(1,071)	—	—
Adjusted income from operations(4)		$1,999		$1,533		$7,448		$7,313

DILUTED EARNINGS PER SHARE
Shareholders’ net income		$3.49		$3.91		$17.39		$21.41
Adjustments to reconcile to adjusted income from operations
Net realized investment losses (gains)(3)	$0.23	0.20	$(0.05)	(0.06)	$0.45	0.38	$1.96	1.59
Amortization of acquired intangible assets	1.53	1.22	1.50	0.93	6.13	4.77	5.99	4.30
Special Items
Loss (gain) on sale of businesses	5.02	4.79	0.23	0.18	5.05	4.81	(5.31)	(4.26)
Charge for organizational efficiency plan	0.86	0.66	—	—	0.85	0.65	0.07	0.05
Charges (benefits) associated with litigation matters	—	—	—	—	0.68	0.58	(0.09)	(0.06)
Integration and transaction-related costs	0.08	0.07	0.08	0.06	0.15	0.12	0.43	0.33
Deferred tax (benefits), net	—	(3.64)	—	—	—	(3.61)	—	—
Adjusted income from operations(4)		$6.79		$5.02		$25.09		$23.36
(1)
Effective January 1, 2023, The Cigna Group adopted ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, and related amendments. Prior year results have been restated to reflect the adoption of the new accounting guidance.

(2)
Adjusted revenues is defined as total revenues excluding the following adjustments: special items and The Cigna Group’s share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting. These items are excluded because they are not indicative of past or future underlying performance of our businesses.

(3)	Includes The Cigna Group’s share of certain realized investments results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting.
(4)
Adjusted income (loss) from operations is defined as shareholders’ net income (or income before income taxes less pre-tax income ( loss) attributable to noncontrolling interests for the segment metric) excluding the following adjustments: net realized investment results, amortization of acquired intangible assets and special items. The Cigna Group’s share of certain realized investment results of its joint ventures reported in the Cigna Healthcare segment using the equity method of accounting are also excluded.

Pending Sale of Medicare Businesses
On January 31, 2024, The Cigna Group announced the entry into a share purchase agreement with Health Care Service Corporation (“HCSC”) pursuant to which, among other things, The Cigna Group will sell to HCSC The Cigna Group’s Medicare Advantage, Cigna Supplemental Benefits, Medicare Part D and CareAllies businesses for a total transaction value of approximately $3.7 billion. In connection with the transaction, The Cigna Group will recognize an estimated pre-tax loss of $1.5 billion in net income as of December 31, 2023, which primarily represents asset write offs and costs to sell. The loss on sale will not affect adjusted income from operations or adjusted income from operations per share for the fourth quarter of 2023. Subject to applicable regulatory approvals and other customary closing conditions, The Cigna Group expects to complete this transaction in the first quarter of 2025.
Share Repurchase Authorization
On December 10, 2023, we announced that our board of directors approved an aggregate increase of $10.0 billion in incremental share repurchase authorization, bringing our total share repurchase authority to $11.3 billion. We intend to use the majority of our discretionary cash flow for share repurchases in 2024. In addition, a portion of the net proceeds of this offering attributable to general corporate purposes may be utilized to effectuate share repurchases, including in open market transactions or through one or more accelerated repurchase transactions.

The Offering
The terms of the Notes are summarized below solely for your convenience. This summary is not a complete description of the Notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more detailed description of the Notes, see the discussion under the caption “Description of the Notes” beginning on page S-8 of this prospectus supplement.
Issuer
The Cigna Group.
Securities Offered
$1,000,000,000 aggregate principal amount of 5.000% senior notes due 2029, $750,000,000 aggregate principal amount of 5.125% senior notes due 2031, $1,250,000,000 aggregate principal amount of 5.250% senior notes due 2034 and $1,500,000,000 aggregate principal amount of 5.600% senior notes due 2054.
Maturity Date
The 5-Year Notes will mature on May 15, 2029, the 7-Year Notes will mature on May 15, 2031, the 10-Year Notes will mature on February 15, 2034, and the 30-Year Notes will mature on February 15, 2054.
Interest Payment Dates
Interest on the 5-Year Notes will accrue from February 13, 2024 and will be payable on May 15 and November 15 of each year, beginning May 15, 2024.
Interest on the 7-Year Notes will accrue from February 13, 2024 and will be payable on May 15 and November 15 of each year, beginning May 15, 2024.
Interest on the 10-Year Notes will accrue from February 13, 2024 and will be payable on February 15 and August 15 of each year, beginning August 15, 2024.
Interest on the 30-Year Notes will accrue from February 13, 2024 and will be payable on February 15 and August 15 of each year, beginning August 15, 2024.
Optional Redemption
At any time prior to April 15, 2029, (one month prior to the maturity date of the 5-Year Notes), March 15, 2031 (two months prior to the maturity date of the 7-Year Notes), November 15, 2033 (three months prior to the maturity date of the 10-Year Notes) or August 15, 2053 (six months prior to the maturity date of the 30-Year Notes), we may redeem the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, respectively, in whole or in part, at the redemption price described in this prospectus supplement. At any time on or after April 15, 2029 (one month prior to the maturity date of the 5-Year Notes), March 15, 2031 (two months prior to the maturity date of the 7-Year Notes) November 15, 2033, (three months prior to the maturity date of the 10-Year Notes) or August 15, 2053 (six months prior to the maturity date of the 30-Year Notes), we may redeem the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, respectively, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus any interest accrued but not paid to, but excluding, the date of redemption.

Ranking
The Notes will be our senior unsecured and unsubordinated obligations and will rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness and senior to all of our future subordinated indebtedness. The Notes will effectively rank junior to any of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, and will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries. See “Description of the Notes—Ranking.”
Use of Proceeds
We estimate that the net proceeds from the issuance and sale of the Notes will be approximately $4,461,000,000, after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering to pay the consideration for the Cash Tender Offers and to pay accrued and unpaid interest and related expenses. We intend to use the remaining net proceeds to fund the repayment of the March 2024 Notes at maturity and for general corporate purposes, which may include repayment of indebtedness and repurchases of shares of our common stock. The closing of the Cash Tender Offers is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon the consummation of the Cash Tender Offers. See “Use of Proceeds” and “Capitalization.”
Change of Control-Redemption at the Option of the Holders
A Change of Control Triggering Event will be deemed to occur if both a Change of Control and a Below Investment Grade Rating Event (each as defined under “Description of the Notes-Change of Control Offer”) occur with respect to the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, in which case, unless we have exercised our right to redeem the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, as applicable, as described under “Description of the Notes-Optional Redemption,” we will be required to make an offer to repurchase all of the 5 -Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, as applicable, at a price equal to 101% of the principal amount of the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, as applicable, plus any accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of the Notes-Change of Control Offer.”
Covenants
The Indenture (as defined herein) for the Notes contains limitations on liens on common stock of our Designated Subsidiaries (as defined in the Indenture) and limits our ability to consolidate with or merge with or into any other person (other than in a merger or consolidation in which we are the surviving person) or sell our property or assets as, or substantially as, an entirety to any person. These covenants are subject to important qualifications and limitations. See “Description of Debt Securities—Limitations on Liens on Common Stock of Designated Subsidiaries” and “Description of Debt Securities—Consolidation, Merger and Sale of Assets” in the accompanying prospectus.
Minimum Denominations
The Notes will be issued and may be transferred only in minimum denominations of $2,000 and multiples of $1,000 in excess thereof.
Certain United States Federal Income Tax Consequences
For a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes, see “Certain United States Federal Income Tax Consequences.”
Risk Factors
For a discussion of factors you should carefully consider before deciding to purchase the Notes, see“Cautionary Note Regarding Forward-Looking Statements and Risk Factors” beginning on page S-ii of this prospectus supplement and the “Risk Factors” discussed in our Annual Report on Form 10-K for the year ended December 31, 2022, incorporated by reference in this prospectus supplement and the accompanying prospectus.

SELECTED FINANCIAL INFORMATION
The following table presents selected historical consolidated financial information of The Cigna Group. The selected historical consolidated financial information of The Cigna Group for the nine-month period ended September 30, 2023 and each of the years ended December 31, 2022, 2021 and 2020, and as of December 31, 2022 and 2021, are derived from The Cigna Group’s consolidated financial statements and related notes included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and the audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2022, respectively, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected historical consolidated financial information of The Cigna Group as of December 31, 2020 are derived from The Cigna Group’s audited consolidated financial statements for such year, which have not been incorporated by reference into this prospectus supplement and the accompanying prospectus.
The following selected historical consolidated financial information of The Cigna Group is only a summary and is not necessarily indicative of the results of future operations of The Cigna Group, and you should read such information in conjunction with (i) The Cigna Group’s consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and (ii) The Cigna Group’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in its Annual Report on Form 10-K for the year ended December 31, 2022, each of which is incorporated by reference into this prospectus supplement and the accompanying prospectus. In particular, please refer to the notes to The Cigna Group’s audited consolidated financial statements and unaudited consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding The Cigna Group’s future financial condition and results of operations. For more information, see the sections entitled “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” elsewhere in this prospectus supplement.
Effective January 1, 2023, The Cigna Group adopted Targeted Improvements to the Accounting for Long-Duration Contracts (“LDTI”), Accounting Standard Update (“ASU”) 2018-12 and related amendments. As a result, amounts presented as of and for the years ended December 31, 2022, 2021 and 2020 do not reflect the adoption of this standard.
(Dollars in millions, except per share amounts)	As of and for the Nine Months Ended September 30, 2023	As of and for the Years Ended December 31,
		2022	2021	2020
Total Revenues	$144,151	$180,516	$174,078	$160,401
Shareholders’ Net Income	$4,135	$6,668	$5,365	$8,458
Net Income	$4,265	$6,746	$5,415	$8,489
Shareholders’ Net Income Per Share
Basic	$14.03	$21.54	$15.87	$23.17
Diluted	$13.89	$21.30	$15.73	$22.96
Common Dividends Declared Per Share	$1,093	$4.48	$4.00	$0.04
Cash and Investments	$28,517	$23,117	$24,439	$34,775
Total Assets	$149,645	$143,932	$154,889	$155,451
Long-Term Debt	$28,094	$28,100	$31,125	$29,545
Total Liabilities	$103,879	$98,981	$107,705	$105,065
Shareholders’ Equity	$45,691	$44,872	$47,112	$50,321

USE OF PROCEEDS
Our net proceeds from this offering are estimated to be approximately $4,461,000,000, after deducting underwriting discounts and estimated offering expenses.
We intend to use the net proceeds from this offering to pay the consideration for the Cash Tender Offers and to pay accrued and unpaid interest and related expenses. We intend to use the remaining net proceeds to fund the repayment of the March 2024 Notes at maturity and for general corporate purposes, which may include repayment of indebtedness and repurchases of shares of our common stock. The closing of the Cash Tender Offers is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon the consummation of the Cash Tender Offers. See “Capitalization.”
Pending such use, the net proceeds may be invested temporarily in short-term, interest-bearing, investment-grade securities or similar assets.
Certain of the underwriters and/or their affiliates hold some of our indebtedness and as a result, may receive a portion of the net proceeds from this offering. See “Underwriting.”

CAPITALIZATION
The following table shows our cash and cash equivalents and our capitalization on a consolidated basis as of September 30, 2023 (i) on an actual basis and (ii) on an as-adjusted basis after giving effect to (a) the sale of $4,500,000,000 aggregate principal amount of Notes offered pursuant to this prospectus supplement and (b) the consummation of the Cash Tender Offers (assuming $2,250,000,000 principal amount of Existing Notes is validly tendered and accepted for purchase therein) and the repayment of the March 2024 Notes at maturity. See “Use of Proceeds” in this prospectus supplement. You should read this table in conjunction with our consolidated financial statements and the related notes as of and for the nine-month period ended September 30, 2023, which are included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus.
	As of September 30, 2023
	Actual	As Adjusted(1)
	(in millions)
Cash and cash equivalents	$8,497	$10,208
Short-term debt	3,046	1,551
Long-term debt	28,094	31,308
Total debt	31,140	32,859
Shareholders’ equity:
Common stock	4	4
Additional paid-in capital	30,563	30,563
Accumulated other comprehensive (loss)	(2,119)	(2,119)
Retained earnings	40,982	40,982(2)
Treasury stock, at cost	(23,739)	(23,739)
Total shareholders’ equity	45,691	45,691
Total capitalization	$76,831	$78,550
(1)	The Notes offered hereby are shown at the amount of the public offering price, less offering expenses (including underwriting discounts).
(2)	Does not give effect to costs or gains associated with the Cash Tender Offers.

DESCRIPTION OF THE NOTES
The Notes offered by this prospectus supplement are “debt securities” as described in the accompanying prospectus. This description supplements the description of the general terms and provisions of the debt securities found in the accompanying prospectus.
The Notes will be issued under an indenture dated as of September 17, 2018 between The Cigna Group and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by one or more supplemental indentures relating to the Notes (the indenture, as so supplemented, the “Indenture”). The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions of certain terms therein and those terms made part thereof by the Trust Indenture Act. In this “Description of the Notes” section, when we refer to the “Company,” “we,” “our” or “us,” we refer to The Cigna Group and any successor obligor and not to any of its subsidiaries.
The Indenture does not restrict our ability to incur additional indebtedness, other than certain indebtedness secured by liens on common stock of our Designated Subsidiaries. The Indenture contains negative covenants that apply to us; however, these covenants contain important exceptions. See “Description of Debt Securities—Limitations on Liens on Common Stock of Designated Subsidiaries” and “Description of Debt Securities—Consolidation, Merger and Sale of Assets” in the accompanying prospectus.
General
We are issuing $1,000,000,000 in aggregate principal amount of 5-Year Notes. The 5-Year Notes will mature on May 15, 2029, and will bear interest at a rate of 5.000% per annum.
We are issuing $750,000,000 in aggregate principal amount of 7-Year Notes. The 7-Year Notes will mature on May 15, 2031, and will bear interest at a rate of 5.125% per annum.
We are issuing $1,250,000,000 in aggregate principal amount of 10-Year Notes. The 10-Year Notes will mature on February 15, 2034, and will bear interest at a rate of 5.250% per annum.
We are issuing 1,500,000,000 in aggregate principal amount of 30-Year Notes. The 30-Year Notes will mature on February 15, 2054, and will bear interest at a rate of 5.600% per annum.
For purposes of this “Description of the Notes,” the term “stated maturity” of the principal of any series of Notes shall mean the date upon which such series of Notes matures as described in the preceding paragraphs under this heading “—General.”
Interest on the Notes will accrue from the date of their original issuance.
The 5-Year Notes, the 7-Year Notes, the 10-Year Notes and the 30-Year Notes will constitute separate series under the Indenture. In the future, we may, without the consent of the holders of any series of Notes, increase the principal amounts of any series of Notes offered hereby. The Notes of each series and any additional Notes of such series subsequently issued under the Indenture will be treated as a single series or class for all purposes under the Indenture, including, without limitation, waivers, amendments and redemptions.
We will issue the Notes only in fully registered form, without coupons, in denominations of $2,000 and multiples of $1,000 in excess thereof.
The Notes are not subject to any sinking fund provision.
In each case, we:
•	will make payments on the Notes held in certificated form at the designated office of the Trustee; and
•	may make payments by wire transfer for Notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the Note register.
Interest on the Notes
The Notes of each series will bear interest at the applicable annual rate described above under the heading “—General” and will accrue interest from the date of original issuance, or from the most recent date to which interest has been paid or duly provided for.

Interest will be payable on the Notes semi-annually in arrears on the dates set forth in this paragraph and on the relevant maturity date, to the persons in whose names such Notes are registered on the record date; provided, however, that interest payable on the relevant maturity date or any relevant redemption date will be payable to the persons to whom the principal of such Notes is payable. Interest on the 5-Year Notes will be payable on May 15 and November 15 of each year, beginning May 15, 2024. Interest on the 7-Year Notes will be payable on May 15 and November 15 of each year, beginning May 15, 2024. Interest on the 10-Year Notes will be payable on February 15 and August 15 of each year, beginning August 15, 2024. Interest on the 30-Year Notes will be payable on February 15 and August 15 of each year, beginning August 15, 2024. If the date on which a payment of interest or principal on the Notes is scheduled to be paid is not a business day, then that interest or principal will be paid on the next succeeding business day, and no further interest will accrue as a result of such delay. Interest with respect to the Notes will accrue on the basis of a 360-day year consisting of twelve 30-day months.
A “record date” is the close of business on the date that is fifteen calendar days prior to the date on which interest is scheduled to be paid, regardless of whether such date is a business day; provided that if any of the Notes are held by a securities depositary in book-entry form, the record date for such Notes will be the close of business on the business day immediately preceding the date on which interest is scheduled to be paid.
A “business day” is any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law or executive order to be closed.
Ranking
The Notes will be our senior unsecured and unsubordinated obligations and will rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness and senior to all of our future subordinated indebtedness. The Notes will effectively rank junior to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.
A significant part of our operations are conducted through subsidiaries; therefore, a significant portion of our cash flow, and consequently, our ability to service debt, including the Notes, is dependent upon the earnings of our subsidiaries and the transfer of funds by those subsidiaries to us in the form of dividends or other transfers.
In addition, holders of the Notes will have a junior position to claims of creditors against our subsidiaries, including policyholders, trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred shareholders, except to the extent that we are recognized as a creditor of our subsidiary. Any claims of the Company as the creditor of its subsidiary would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, health maintenance organizations and insurance companies, including certain of the Company’s indirect subsidiaries, are subject to further state regulations that, among other things, may require those companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to the Company.
Optional Redemption
At any time prior to the applicable Par Call Date (as defined below) in respect of the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes, we may redeem the Notes of such series, in whole or in part, at a redemption price equal to the greater of:
•	100% of the principal amount of the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes to be redeemed; and
•
the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes to be redeemed from the redemption date to the applicable Par Call Date of such series of Notes, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points in the case of the 5-Year Notes, plus 15 basis points in the case of the 7-Year Notes, plus 20 basis points in the case of the 10-Year Notes and plus 20 basis points in the case of the 30-Year Notes, plus accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time on or after the applicable Par Call Date in respect of a series of Notes, we may redeem Notes of such series, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus any interest accrued but not paid to, but excluding, the redemption date (such redemption, a “Par Call”).
For purposes of this “Description of the Notes,” “Par Call Date” shall mean April 15, 2029 (one month prior to the maturity date of the 5-Year Notes) in respect of the 5-Year Notes, March 15, 2031 (two months prior to the maturity date of the 7-Year Notes) in respect of the 7-Year Notes, November 15, 2033 (three months prior to the maturity date of the 10-Year Notes) in respect of the 10-Year Notes and August 15, 2053 (six months prior to the maturity date of the 30-Year Notes) in respect of the 30-Year Notes.
“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.
The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities – Treasury constant maturities – Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date applicable thereto (each such date the “Remaining Term”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Term, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Term – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Term, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Term. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.
If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to the applicable Par Call Date. If there is no United States Treasury security maturing on the Par Call Date, as applicable, but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding the applicable Par Call Date and one with a maturity date following the applicable Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.
Notice of any redemption of the Notes will be mailed or otherwise delivered in accordance with the applicable procedures of DTC (as defined below) at least 10 days but not more than 60 days before the redemption date to each holder of the 5-Year Notes, the 7-Year Notes, the 10-Year Notes or the 30-Year Notes to be redeemed.
Notice of any redemption of the Notes in connection with a transaction or an event may, at our discretion, be given prior to the completion or the occurrence thereof. Any redemption or notice may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion or occurrence of a related transaction or event. At our discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed.
Unless we default in payment of the redemption price, interest will cease to accrue on the Notes or portion of the Notes called for redemption on and after the redemption date.
We may at any time and from time to time purchase Notes in the open market, by tender offer, through privately negotiated transactions or otherwise.
Change of Control Offer
If a Change of Control Triggering Event (as defined below) occurs with respect to any series of Notes, unless we have exercised our right to redeem such Notes in full, as described under “Optional Redemption” above, we will make an offer to each holder (the “Change of Control Offer”) of such Notes to repurchase any and all of such holder’s Notes of such series, at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes of such series repurchased, plus any accrued and unpaid interest thereon to, but excluding, the date of repurchase (the “Change of Control Payment”).
Within 30 days following any Change of Control Triggering Event, we will be required to send a notice to holders of Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no less than 10 days and no more than 60 days from the date such notice is sent (the “Change of Control Payment Date”), pursuant to the procedures required by the Notes, and described in such notice.
We must comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the Notes by virtue of such conflicts. We will not be required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases on the applicable date all Notes properly tendered and not withdrawn under its offer; provided that for all purposes of the Notes and the Indenture, a failure by such third party to comply with the requirements of such offer and to complete such offer shall be treated as a failure by us to comply with our obligations to offer to repurchase the Notes unless we promptly make an offer to repurchase the Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon, to, but excluding, the date of repurchase, which shall be no later than 30 days after the third party’s scheduled Change of Control Payment Date.
On the Change of Control Payment Date, we will, to the extent lawful:
•	accept or cause a third party to accept for payment all Notes properly tendered pursuant to the Change of Control Offer;
•	deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes properly tendered; and
•	deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an officer’s certificate stating the principal amount of the Notes being repurchased.
The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) may be uncertain.

For purposes of the foregoing discussion of the applicable Change of Control provisions, the following definitions are applicable:
“Below Investment Grade Rating Event” with respect to any series of Notes means such Notes are rated below all Investment Grade Ratings by at least two of the three Rating Agencies on any date from the earlier of (1) the occurrence of a Change of Control and (2) public notice of our intention to effect a Change of Control, in each case until the end of the 60-day period following public notice of the occurrence of the Change of Control; provided, however, that if (a) during such 60-day period, one or more Rating Agencies has publicly announced that it is considering the possible downgrade of such series of Notes, and (b) a downgrade by each of the Rating Agencies that has made such an announcement would result in a Below Investment Grade Rating Event, then such 60-day period shall be extended for such time as the rating of such series of Notes by any such Rating Agency remains under publicly announced consideration for possible downgrade to a rating below an Investment Grade Rating and a downgrade by such Rating Agency to a rating below an Investment Grade Rating could cause a Below Investment Grade Rating Event. Notwithstanding the foregoing, a rating event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at our or the Trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the rating event).
“Change of Control” means the occurrence of any of the following:
(1)
direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of its subsidiaries; or

(2)
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person”(as that term is used in Section 13(d)(3) of the Exchange Act) other than the Company or one of its subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of the Company’s voting stock; provided, however, that a transaction will not be deemed to involve a Change of Control if (A) we become a wholly owned subsidiary of a holding company and (B)(x) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s voting stock immediately prior to that transaction or (y) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company. For purposes of this definition, “voting stock” of a person means capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such person, even if the right to vote has been suspended by the happening of such a contingency.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
“Fitch” means Fitch Ratings Inc. and any successor to its rating agency business.
“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s), a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P), a rating by Fitch equal to or higher than BBB- (or the equivalent under any successor rating category of Fitch), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement rating agency and in the manner for selecting a replacement rating agency, in each case as set forth in the definition of “Rating Agencies.”
“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Rating Agencies” means (1) Moody’s, S&P and Fitch; and (2) if any or all of Moody’s, S&P or Fitch ceases to rate any series of Notes or fails to make a rating of any series of Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act that we select (pursuant to a resolution of the Company’s Board of Directors) as a replacement rating agency for any of Moody’s, S&P or Fitch, or all of them, as the case may be, with respect to such series of Notes, as applicable.
“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business and any successor to its rating agency business.
Additional Notes
We may from time to time, without notice to or the consent of the holders of any series of Notes, create and issue additional Notes of any such series ranking equally with, and having the same terms and conditions as, the Notes of such series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such additional Notes); provided that if such additional Notes are not fungible with the Notes of such series for U.S. federal income tax purposes, such additional Notes will have a separate CUSIP number.
Defeasance and Covenant Defeasance
The full defeasance and covenant defeasance provisions of the Indenture described in the accompanying prospectus under “Description of Debt Securities-Defeasance and Covenant Defeasance” will apply to the Notes. If we exercise our covenant defeasance option, in addition to the provisions described in the accompanying prospectus, the provisions of the Notes described under “—Change of Control Offer” will no longer apply.
Global Notes; Book-Entry System
Global Notes
The Notes will be issued initially in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons which will be deposited with the Trustee as custodian for The Depository Trust Company, which we refer to as “DTC,” and registered in the name of Cede & Co. or another nominee designated by DTC. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the limited circumstances described below.
All interests in the global notes will be subject to the rules and procedures of DTC.
Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through such organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank, SA/NV, as operator of Euroclear, and Clearstream Banking, S.A., as operator of Clearstream. The depositaries, in turn, will hold interests in the global notes in customers’ securities accounts in the depositaries’ names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of those systems.
Certain Book-Entry Procedures for the Global Notes
The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we, the Trustee nor the underwriters take any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.
DTC has advised us that it is:
•	a limited-purpose trust company organized under the laws of the State of New York;
•	a “banking organization” within the meaning of the New York Banking Law;
•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and
•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including one or more of the underwriters), banks and trust companies, clearing corporations and certain other organizations.
Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to collectively as the “indirect participants,” that clear through or maintain a custodial relationship with a participant either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.
We expect that, pursuant to procedures established by DTC:
•
upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in the global note; and

•
ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.
So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the Notes represented by that global note for all purposes of the Notes and the Indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders of the Notes represented by that beneficial interest under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of Notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.
Payments with respect to the principal of and interest on a global note will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose names the Notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the Trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Clearstream and Euroclear have provided us with the following information and neither we nor the underwriters take any responsibility for its accuracy:
Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants include underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Clearstream’s U.S. participants are limited to securities brokers, dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.
Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.
Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
The Euroclear operator is a Belgian bank. As such it is regulated by the National Bank of Belgium.
Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.
Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.
Euroclear has further advised us that investors who acquire, hold and transfer interests in the Notes by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities certificates.
Global Clearance and Settlement Procedures. Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
Cross market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes through DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.
Because of time zone differences, credits of Notes received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear participants or Clearstream participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.
We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and its book-entry system, Clearstream and Euroclear from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.
Certificated Notes
We will issue certificated notes in fully registered form to each person that DTC identifies as the beneficial owner of the Notes represented by the global securities upon surrender by DTC of the global securities only if:
•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;
•	an Event of Default has occurred and is continuing; or
•	we determine not to have the Notes represented by a global security.
Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related Notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued in certificated form.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This summary deals only with Notes held as capital assets (generally, assets held for investment purposes) by persons who purchase the Notes for cash upon original issuance at their “issue price” (the first price at which a substantial amount of the Notes of the applicable series is sold for money to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).
As used herein, a “U.S. holder” means a beneficial owner of the Notes that is, for United States federal income tax purposes, any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

As used herein, a “non-U.S. holder” means a beneficial owner of the Notes (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not a U.S. holder.
If any entity or arrangement classified as a partnership for United States federal income tax purposes holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in the Notes, you should consult your own tax advisors.
This summary does not address any tax consequences to persons who purchase Notes pursuant to this offering and also tender Existing Notes pursuant to the Cash Tender Offers. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are a person subject to special tax treatment under the United States federal income tax laws, including, without limitation:
•	a dealer or broker in securities or currencies;
•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	an insurance company;
•	a person holding the Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;
•	a trader in securities that has elected the mark-to-market method of accounting for your securities;
•	a person liable for alternative minimum tax;
•	a partnership or other pass-through entity (or an investor in such an entity);
•	a U.S. holder that holds Notes through a non-U.S. broker or other non-U.S. intermediary;
•	a U.S. holder whose “functional currency” is not the U.S. dollar;
•	a “controlled foreign corporation”;
•	a “passive foreign investment company”;
•	a person required to accelerate the recognition of any item of gross income with respect to the Notes as a result of such income being recognized on an applicable financial statement; or
•	a United States expatriate.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those summarized below. We have not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the Notes that are different from those discussed below.
This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances, and does not address any United States federal taxes other than income taxes (such as estate and gift taxes), the Medicare tax on certain investment income or any state, local or non-U.S. tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of Notes.
If you are considering the purchase of Notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the Notes, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Certain Tax Consequences to U.S. Holders
The following is a summary of certain United States federal income tax consequences that will apply to U.S. holders of the Notes.
Stated Interest. Stated interest on the Notes generally will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for United States federal income tax purposes.
Sale, Exchange, Retirement, Redemption or Other Taxable Disposition of Notes. Upon the sale, exchange, retirement, redemption or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, exchange, retirement, redemption or other taxable disposition (less any amount attributable to accrued and unpaid stated interest, which will be treated in the manner described above) and your adjusted tax basis in the Note. Your adjusted tax basis in a Note will generally be your cost for that Note. Any gain or loss you recognize will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Note for more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Certain Tax Consequences to Non-U.S. Holders
The following is a summary of certain United States federal income tax consequences that will apply to non-U.S. holders of the Notes.
United States Federal Withholding Tax. Subject to the discussions of backup withholding and FATCA below, United States federal withholding tax will not apply to any payment of interest on the Notes under the “portfolio interest rule,” provided that:
•	interest paid on the Notes is not effectively connected with your conduct of a trade or business in the United States;
•
you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is actually or constructively related to us through stock ownership;
•	you are not a bank whose receipt of interest on the Notes is described in Section 881(c)(3)(A) of the Code; and
•
either (1) you provide your name and address on an applicable IRS Form W-8, and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (2) you hold your Notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to a 30% United States federal withholding tax, unless you provide the applicable withholding agent with a properly executed:
•	IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or
•
IRS Form W-8ECI (or other applicable form) certifying that interest paid on the Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement, redemption or other taxable disposition of a Note.
United States Federal Income Tax. If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will generally be subject to United States federal income tax on that interest on a net income basis in the same manner as if you were a United States person as defined under the Code (although you will be exempt from the 30% withholding tax described above, provided the certification requirements discussed above in “—United States Federal Withholding Tax” are satisfied). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your effectively connected earnings and profits, subject to adjustments.
Subject to the discussions of backup withholding and FATCA below, any gain realized on the sale, exchange, retirement, redemption or other taxable disposition of a Note generally will not be subject to United States federal income tax unless:
•
the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), in which case such gain will generally be subject to United States federal income tax (and possibly branch profits tax) in the same manner as effectively connected interest as described above; or

•
you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met, in which case, unless an applicable income tax treaty provides otherwise, you will generally be subject to a flat 30% United States federal income tax on the gain derived from the sale, exchange, retirement, redemption or other taxable disposition, which may be offset by certain United States-source capital losses.

Information Reporting and Backup Withholding
U.S. Holders. In general, information reporting requirements will apply to payments of stated interest on the Notes and the proceeds of the sale or other taxable disposition (including an exchange, retirement or redemption) of a Note paid to you (unless you establish that you are an exempt recipient). Backup withholding may apply to any payments described in the preceding sentence if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.
Non-U.S. Holders. Generally, the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments will be reported to the IRS. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.
In general, you will not be subject to backup withholding with respect to payments of interest on the Notes that we make to you, provided that the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person as defined under the Code, and such withholding agent has received from you the statement described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including an exchange, retirement or redemption) of Notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any interest paid on the Notes to a recipient (whether such recipient is the beneficial owner of the Notes or, instead, an intermediary) that is (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Certain Tax Consequences to Non-U.S. Holders—United States Federal Withholding Tax,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of the Notes, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these rules and whether they may be relevant to your ownership and disposition of the Notes.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase of the Notes by (i) “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that are subject to Title I of ERISA, (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any of the foregoing described in clauses (i) and (ii) (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Covered Plan”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation to a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.
In considering an investment in the Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code and any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by a Covered Plan with respect to which the we, the underwriters or our or their respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.
In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief for direct or indirect prohibited transactions resulting from the sale, purchase or holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition to the foregoing, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the Notes nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Covered Plan involved in the transaction and provided, further, that the Covered Plan pays no more than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering acquiring and/or holding Notes in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Plans that are governmental plans, non-U.S. plans and certain church plans, while generally not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws which may affect their investment in the Notes. Fiduciaries of any such Plans should consult with their legal advisors in connection with an investment in the Notes.

Because of the foregoing, the Notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Representation
Accordingly, by acceptance of a note, or any interest therein, each purchaser and subsequent transferee of a Note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to purchase or hold the Notes constitutes assets of any Plan or (ii) the purchase, holding and subsequent disposition of the Notes by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.
Each Plan investor is advised to contact its own financial advisor or other fiduciary unrelated to us or our affiliates about whether an investment in the Notes may be appropriate for the Covered Plan’s circumstances.
The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Notes or holding the Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes. Neither this discussion nor anything in this prospectus supplement is or is intended to be investment advice directed at any potential purchaser that is a Plan or at such purchasers generally.
PURCHASERS OF THE NOTES HAVE THE EXCLUSIVE RESPONSIBILITY FOR ENSURING THAT THEIR PURCHASE AND HOLDING OF THE NOTES COMPLIES WITH THE FIDUCIARY RESPONSIBILITY RULES OF TITLE I OF ERISA, SECTION 4975 OF THE CODE OR APPLICABLE SIMILAR LAWS, AS APPLICABLE, AND DOES NOT VIOLATE THE PROHIBITED TRANSACTION RULES OF ERISA OR THE CODE OR PROVISIONS OF ANY APPLICABLE SIMILAR LAWS, AS APPLICABLE.

UNDERWRITING
Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below.
Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally and not jointly agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.
Underwriter	Principal Amount of 5-Year Notes	Principal Amount of 7-Year Notes	Principal Amount of 10-Year Notes	Principal Amount of 30-Year Notes
Deutsche Bank Securities Inc.	$120,000,000	$90,000,000	$150,000,000	$180,000,000
Goldman Sachs & Co. LLC	$120,000,000	$90,000,000	$150,000,000	$180,000,000
J.P. Morgan Securities LLC	$120,000,000	$90,000,000	$150,000,000	$180,000,000
Wells Fargo Securities, LLC	$120,000,000	$90,000,000	$150,000,000	$180,000,000
BofA Securities, Inc.	$60,000,000	$45,000,000	$75,000,000	$90,000,000
Citigroup Global Markets Inc.	$60,000,000	$45,000,000	$75,000,000	$90,000,000
Morgan Stanley & Co. LLC	$60,000,000	$45,000,000	$75,000,000	$90,000,000
Truist Securities, Inc.	$60,000,000	$45,000,000	$75,000,000	$90,000,000
Credit Agricole Securities (USA) Inc.	$28,000,000	$21,000,000	$35,000,000	$42,000,000
HSBC Securities (USA) Inc.	$28,000,000	$21,000,000	$35,000,000	$42,000,000
Mizuho Securities USA LLC	$28,000,000	$21,000,000	$35,000,000	$42,000,000
MUFG Securities Americas Inc.	$28,000,000	$21,000,000	$35,000,000	$42,000,000
PNC Capital Markets LLC	$28,000,000	$21,000,000	$35,000,000	$42,000,000
U.S. Bancorp Investments, Inc.	$28,000,000	$21,000,000	$35,000,000	$42,000,000
BNY Mellon Capital Markets, LLC	$14,000,000	$10,500,000	$17,500,000	$21,000,000
Fifth Third Securities, Inc.	$14,000,000	$10,500,000	$17,500,000	$21,000,000
RBC Capital Markets, LLC	$14,000,000	$10,500,000	$17,500,000	$21,000,000
Regions Securities LLC	$14,000,000	$10,500,000	$17,500,000	$21,000,000
Scotia Capital (USA) Inc.	$14,000,000	$10,500,000	$17,500,000	$21,000,000
SMBC Nikko Securities America, Inc.	$14,000,000	$10,500,000	$17,500,000	$21,000,000
TD Securities (USA) LLC	$14,000,000	$10,500,000	$17,500,000	$21,000,000
Academy Securities, Inc.	$7,000,000	$5,250,000	$8,750,000	$10,500,000
R. Seelaus & Co., LLC	$7,000,000	$5,250,000	$8,750,000	$10,500,000
Total	$1,000,000,000	$750,000,000	$1,250,000,000	$1,500,000,000
The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to the receipt of legal opinions by counsel covering the validity of the Notes and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters propose to offer some of the Notes directly to the public at the respective offering prices set forth on the cover page of this prospectus supplement and may offer some of the Notes to dealers at the applicable offering price less a concession not to exceed 0.200% of the principal amount of the Notes in the case of the 5-Year Notes, 0.250% of the principal amount in the case of the 7-Year Notes, 0.300% of the principal amount in the case of the 10-Year Notes and 0.500% of the principal amount in the case of the 30-Year Notes. The underwriters may allow, and dealers may re-allow, a concession not to exceed 0.150% of the principal amount of the Notes in the case of the 5-Year Notes, 0.150% of the principal amount in the case of the 7-Year Notes, 0.150% of the principal amount in the case of the 10-Year Notes and 0.350% of the principal amount in the case of the 30-Year Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the applicable offering price and other selling terms.

The Notes are new issues of securities with no established trading market. The Notes will not be listed on any securities exchange or automated quotation system. We have been advised by the underwriters that they intend to make a market in the Notes, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or the trading market for, the Notes.
The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).
Paid by The Cigna Group
Per 5-Year Note	0.350%
Per 7-Year Note	0.400%
Per 10-Year Note	0.450%
Per 30-Year Note	0.875%
In connection with the offering, the representatives may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or postponing a decline in the market price of the Notes while the offering is in progress.
The representatives also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representative responsible for stabilizing activities on behalf of the syndicate, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.
Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The representatives may conduct these transactions in the over-the-counter market or otherwise. If the representatives commence any of these transactions, they may discontinue them at any time without notice.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
The Company estimates that its share of the total expenses of the offering, excluding the underwriting discounts, will be approximately $8,300,000.
We expect to deliver the Notes against payment for the Notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the sixth business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have engaged in, and/or may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us. They have received, and/or in the future may receive, customary fees and commissions for these transactions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of The Cigna Group. For example, certain of the underwriters and their affiliates are holders of our debt securities. In connection with our five-year revolving credit facility and our 364-day revolving credit facility (collectively, the “Revolving Credit Facilities”), JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, currently serves as administrative agent under each of the Revolving Credit Facilities and acted as joint lead arranger and joint book manager, and Wells Fargo Securities, LLC acted as joint lead arranger and joint book manager under each of the Revolving Credit Facilities. In addition, affiliates of each underwriter are lenders under the Revolving Credit Facilities and affiliates of each of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are dealers under our commercial paper facility. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. As described in “Use of Proceeds,” we intend to use the net proceeds from this offering to pay the consideration for the Cash Tender Offers and to pay accrued and unpaid interest and related expenses, and to use the remaining net proceeds to fund the repayment of the March 2024 Notes at maturity and for general corporate purposes, which may include repayment of indebtedness and repurchases of shares of our common stock. If net proceeds of this offering are used to repay our indebtedness or repurchase shares of our common stock, the underwriters and/or their affiliates may receive a portion of the net proceeds from this offering. See “Use of Proceeds.”
Additionally, Deutsche Bank Securities Inc., Goldman Sachs & Co LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are acting as dealer managers for the Cash Tender Offers, for which they will receive customary fees, indemnification against certain liabilities and reimbursement of expenses.
Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, certain other of those underwriters or their affiliates have hedged and are likely in the future to hedge or otherwise reduce their exposure and certain other underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge or otherwise reduce such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. In addition, U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the Trustee.
Notice to Prospective Investors in Canada
The Notes may be sold only to purchasers in the provinces of Alberta, British Columbia, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Quebec purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive (EU) 2014/65 (as amended, “MiFID II”); (ii) a customer within the meaning of

Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.
Notice to Prospective Investors in the United Kingdom
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.
This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the UK Prospectus Regulation or the FSMA.
•
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong
The Notes may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes may be issued or had in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(b)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(c)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(2)	where no consideration is or will be given for the transfer;
(3)	where the transfer is by operation of law;
(4)	as specified in Section 276(7) of the SFA; or
(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

VALIDITY OF THE NOTES
The validity of the Notes offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel to the underwriters.

EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS
Cigna Corporation

Debt Securities
Common Stock
Preferred Stock
Warrants
Purchase Contracts
Units
Cigna Corporation may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we may determine at the time of the offering. We will provide the specific terms of the securities in supplements to this prospectus. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of the Company or debt or equity securities of one or more other entities. These securities may also be sold by one or more selling security holders to be named in a prospectus supplement. You should read this prospectus and any related prospectus supplement carefully before you invest in our securities.
Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CI”. The last reported sale price of our common stock on the NYSE on November 30, 2022 was $328.89 per share.
We or any selling security holders may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. If underwriters, dealers or agents are used to sell the securities, we will name them and describe their compensation in a prospectus supplement or free writing prospectus.
Investing in these securities involves certain risks. You should carefully consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, before you invest in any of our securities. We may also include specific risk factors in an applicable prospectus supplement under the heading “Risk Factors.”
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 1, 2022.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities or a solicitation of your offer to buy these securities in any state where the offer or solicitation is not permitted or legal. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate or complete as of any date other than the date on the front of this prospectus.
Unless otherwise mentioned or unless the context requires otherwise, when used in this prospectus, the terms “Cigna,” “we,” “our” and “us” refer to Cigna Corporation and its consolidated subsidiaries, and the term the “Company” refers to Cigna Corporation, not including its consolidated subsidiaries. Unless the context otherwise requires, “including” means including without limitation.
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ABOUT THIS PROSPECTUS
This prospectus is part of an automatic “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any applicable pricing supplement will describe the specific amounts, prices and other material terms of the securities being offered at that time. The prospectus supplement and any applicable pricing supplement may also add, update or change the information in this prospectus. You should read this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the information contained in the documents referred to under the heading “Where You Can Find More Information.” If there is any inconsistency between information in this prospectus and any prospectus supplement or free writing prospectus, you should rely on the information in the prospectus supplement or free writing prospectus.
We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS
This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning future financial or operating performance, including our ability to deliver affordable, predictable and simple solutions for our customers and clients, including in light of the challenges presented by the COVID-19 pandemic; future growth, business strategy, and strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas and the impact of developing inflationary pressures; the ongoing Russia-Ukraine conflict; financing or capital deployment plans and amounts available for future deployment; our prospects for growth in the coming years; strategic transactions, including the sale of our international life, accident and supplemental benefits businesses; and other statements regarding Cigna’s future beliefs, expectations, plans, intentions, liquidity, cash flows, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe,” “expect,” “project,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “may,” “should,” “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our strategic and operational initiatives; our ability to adapt to changes in an evolving and rapidly changing industry; our ability to compete effectively, differentiate our products and services from those of our competitors and maintain or increase market share; price competition, inflation and other pressures that could compress our margins or result in premiums that are insufficient to cover the cost of services delivered to our customers; the potential for actual claims to exceed our estimates related to expected medical claims; our ability to develop and maintain satisfactory relationships with physicians, hospitals, other health service providers and with producers and consultants; our ability to maintain relationships with one or more key pharmaceutical manufacturers or if payments made or discounts provided decline; changes in the pharmacy provider marketplace or pharmacy networks; changes in drug pricing or industry pricing benchmarks; political, legal, operational, regulatory, economic and other risks that could affect our multinational operations, including currency exchange rates; the scale, scope and duration of the COVID-19 pandemic and its potential impact on our business, operating results, cash flows or financial condition; risks related to strategic transactions and realization of the expected benefits of such transactions, as well as integration or separation difficulties or underperformance relative to expectations; dependence on success of relationships with third parties; risk of significant disruption within our operations or among key suppliers or third parties; our ability to invest in and properly maintain our information technology and other business systems; our ability to prevent or contain effects of a potential cyberattack or other privacy or data security incident; potential liability in connection with managing medical practices and operating pharmacies, onsite clinics and other types of medical facilities; the substantial level of government regulation over our business and the potential effects of new laws or regulations or changes in existing laws or regulations; uncertainties surrounding participation in government-sponsored programs such as Medicare; the outcome of litigation, regulatory audits and investigations; compliance with applicable privacy, security and data laws, regulations and standards; potential failure of our prevention, detection and control systems; unfavorable economic and market conditions, including the risk of a recession or other economic downturn and resulting impact on employment metrics, stock market or changes in interest rates and risks related to a downgrade in financial strength ratings of our insurance subsidiaries; the impact of our significant indebtedness and the potential for further indebtedness in the future; unfavorable industry, economic or political conditions; and credit risk related to our reinsurers.
This list of important factors is not intended to be exhaustive. The discussions in our Annual Report on Form 10-K for the year ended December 31, 2021, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, as such discussions may be updated from time to time in our periodic filings with the SEC incorporated by reference herein, include both expanded discussion of these factors and additional risk factors and uncertainties that could affect the matters discussed in the forward-looking statements. Cigna does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.
TRADEMARKS AND SERVICE MARKS
We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website domain names and addresses are our service marks or trademarks. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. The trademarks we own or have the right to use include, among others, Cigna. We also own or have the rights to copyrights that protect the content of our literature, be it in print or electronic form.
Solely for convenience, the trademarks, service marks and trade names referred to or incorporated by reference in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Cigna, at www.sec.gov. You may also access the SEC filings and obtain other information about Cigna through the website www.cigna.com. Information on, or accessible through, our website is expressly not incorporated by reference into, and does not constitute a part of, this prospectus or any accompanying prospectus supplement, except for the SEC filings posted thereon that are referenced below.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Cigna, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.
The SEC allows us to “incorporate by reference” information we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this prospectus is an important part of this prospectus, and information that we will file later with the SEC (including any prospectus supplement) will automatically update and supersede this information.
This prospectus incorporates by reference the documents set forth below that Cigna has previously filed with the SEC and that are not delivered with this prospectus. These documents contain important information about Cigna and its financial condition. Since information that we file with the SEC in the future will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any accompanying prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.
Cigna SEC Filings (File No. 001-38769)	Period
Annual Report on Form 10-K	For the year ended December 31, 2021 (the “Annual Report”)

Quarterly Report on Form 10-Q	For the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022
Proxy Statement on Schedule 14A	Filed on March 18, 2022 (solely those portions that were incorporated by reference into Part III of the Annual Report)
Current Report on Form 8-K	Filed on April 29, 2022, May 2, 2022, June 16, 2022, and October 28, 2022

We also incorporate by reference into this prospectus all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus until the offering of the particular securities covered by a prospectus supplement has been terminated or completed, other than any portion of the respective filings that are furnished, rather than filed, under the applicable SEC rules. This additional information is a part of this prospectus from the date of filing of those documents.
To obtain a copy of these filings at no cost, you may write or telephone us at Cigna Corporation, Two Liberty Place, 5th Floor, 1601 Chestnut Street, Philadelphia, Pennsylvania 19192-1550, Attention: Shareholder Services. You may also request a copy at (212) 761-3516 or shareholderservices@cigna.com. Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference into such document.
CIGNA CORPORATION
Cigna Corporation, together with its subsidiaries, is a global health services organization with a mission of helping those we serve improve their health, well-being and peace of mind by making health care affordable, predictable and simple. Our subsidiaries offer a differentiated set of pharmacy, medical, behavioral, dental and supplemental products and services.
Cigna’s principal executive offices are located at 900 Cottage Grove Road, Bloomfield, CT 06002. Our telephone number is (860) 226-6000.
For additional information concerning Cigna, please see our most recent Annual Report on Form 10-K and our other filings with the SEC. See “Where You Can Find More Information.”

USE OF PROCEEDS
Unless we inform you otherwise in a prospectus supplement or free writing prospectus, the net proceeds from the sale of the securities will be added to Cigna’s general funds and used for general corporate purposes, including the repayment of indebtedness.
We will not receive any proceeds from sales of securities offered by any selling security holders under this prospectus and the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES
This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be our direct, unsecured obligations. When we offer to sell a particular series of debt securities, we will describe the specific terms of the debt securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. The debt securities will be issued under one or more base indentures, together with related supplemental indentures or officers’ certificates, between us and U.S. Bank National Association, as trustee, or another trustee named in the prospectus supplement (the “Trustee”), including under the indenture dated as of September 17, 2018, between Cigna and U.S. Bank National Association, as Trustee (together with any related supplemental indentures or officers’ certificates, the “existing indenture”). We refer herein to each of the existing indenture and any other indenture under which debt securities will be issued pursuant to this prospectus as the “indenture”. The terms of the indenture and any debt securities issued thereunder will be set forth in the prospectus supplement relating to such debt securities.
We have summarized some terms of the existing indenture below. We expect that the terms of the indenture, if other than the existing indenture, will be substantially similar to the existing indenture; however, we will describe the specific terms of the debt securities to be issued under the indenture in a supplement to this prospectus. The below summary of the existing indenture is not complete. The existing indenture is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. You should read the existing indenture for a complete statement of the provisions summarized in this prospectus and for provisions that may be important to you. We sometimes refer below to specific sections of the existing indenture. When we do so, we indicate where you can find the relevant section in the existing indenture by noting the section number in parentheses. When we do refer to specific sections contained in the existing indenture or terms defined in the existing indenture, including important terms, which we capitalize here, we use them in this prospectus in the same way we use them in the existing indenture, and you should refer to the existing indenture itself for detailed, specific, legal descriptions. In this section, “Description of Debt Securities,” when we refer to “Cigna,” “we,” “our” or “us,” we refer to Cigna Corporation, not including its consolidated subsidiaries. The existing indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.
Summary of the existing indenture
Ranking
The debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness, and senior in right of payment to all of our future indebtedness that is subordinated in right of payment to the debt securities. The debt securities will effectively rank junior to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations.
Because a significant part of our operations are conducted through subsidiaries, a significant portion of our cash flow, and consequently, our ability to service debt, including the debt securities, is dependent upon the earnings of our subsidiaries and the transfer of funds by those subsidiaries to us in the form of dividends or other transfers.
In addition, because the debt securities will not be guaranteed by any of our subsidiaries, claims in respect of the debt securities will be structurally subordinated to claims of creditors against our subsidiaries, including policy holders, trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred shareholders, except to the extent that we are recognized as a creditor of our subsidiary. Any claims of Cigna as the creditor of its subsidiary would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.
In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, health maintenance organizations and insurance companies, including some of Cigna’s direct and indirect subsidiaries, are subject to further state insurance regulations that, among other things, may require those companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to Cigna.

Terms of the Debt Securities to be Described in the Prospectus Supplement
The existing indenture does not limit the amount of debt securities that we may issue under them. We may issue debt securities under the existing indenture up to an aggregate principal amount as we may authorize from time to time.
The prospectus supplement will describe the terms of any debt securities being offered, including:
•	the title of the debt securities of the series;
•	any limit on the aggregate principal amount of the debt securities;
•	the person to whom the interest will be payable, if other than the person in whose name that debt security is registered at;
•	the date or dates on which the principal will be payable;
•	the interest rate, if any, and the method for calculating the interest rate;
•	the interest payment dates and the record dates for interest payments;
•	our right, if any, to defer payment of interest and the maximum length of this deferral period;
•
any mandatory or optional redemption terms or prepayment or sinking fund provisions, including the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option or at your option;

•	the terms and conditions, if any, upon which we may have to repay the debt securities early at your option;
•	the place where we will pay principal, interest and any premium;
•	the currency or currencies, if other than the currency of the United States, in which principal, interest and any premium will be paid;
•	if other than denominations of $2,000 and any integral multiples of $1,000 thereof, the denominations in which the debt securities will be issued;
•	whether the debt securities will be issued in the form of global securities;
•	additional provisions, if any, relating to the discharge of our obligations under the debt securities;
•	whether the amount of payment of principal (or premium, if any) or interest, if any, will be determined with reference to one or more indices;
•	the portion of the principal amount of the debt securities to be paid upon acceleration of maturity thereof;
•
the terms and conditions upon which conversion or exchange of the debt securities may be effected, if any, including the initial conversion or exchange price or rate and any adjustments thereto and the period or periods when a conversion or exchange may be effected;

•	any authenticating or paying agents, registrars or other agents;
•	the application, if any, of defeasance and covenant defeasance provisions to the debt securities;
•	other specific terms, including any additional events of default, covenants or warranties; and
•
any other terms, which may supplement, modify or delete any provision of the indenture as it applies to that series, including any terms that may be required or advisable under applicable law or regulations or advisable in connection with the marketing of the debt securities. (Section 3.01)

We may from time to time, without notice to or the consent of the holders of any series of debt securities, create and issue further debt securities of any such series ranking equally with, and having the same terms and conditions as, the debt securities of such series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further debt securities); provided that if such additional debt securities are not fungible with the initial debt securities of such series for U.S. federal income tax purposes, such additional debt securities will have a separate CUSIP number.

Events of Default and Notice Thereof
When we use the term “Event of Default” with respect to debt securities of any series we mean:
•	we fail to pay principal (including any sinking fund payment) of, or premium (if any) on, any debt security of that series when due;
•	we fail to pay interest, if any, on any debt security of that series when due and the failure continues for a period of 30 days;
•
we fail to perform in any material respect any covenant in the existing indenture not specified in the previous two bullet points (other than a covenant included in the existing indenture solely for the benefit of a different series of debt securities) and the failure to perform continues for a period of 90 days after receipt of a specified written notice to us from the Trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of a particular series; and

•	certain events of bankruptcy, insolvency, reorganization, receivership or liquidation of Cigna. (Section 5.01)
An Event of Default with respect to debt securities of a particular series may not constitute an Event of Default with respect to debt securities of any other series of debt securities.
If an Event of Default under the existing indenture occurs with respect to the debt securities of any series and is continuing, then the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may require us to repay immediately the entire principal amount (or, if the debt securities of that series are Original Issue Discount Securities (as defined in the existing indenture), such portion of the principal amount as may be specified in the terms of that series) of all outstanding debt securities of that series; provided, however, that under certain circumstances the holders of a majority in aggregate principal amount of outstanding debt securities of that series may rescind or annul such acceleration and its consequences. (Section 5.02)
The existing indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care (Section 6.01), to be indemnified by the holders of debt securities before proceeding to exercise any right or power under that existing indenture at the request of such holders. (Section 6.03) Subject to these provisions in the existing indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in aggregate principal amount of the debt securities of each affected series then Outstanding (as defined in the existing indenture) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13)
The existing indenture provides that the Trustee may withhold notice to the holders of the debt securities of any default (except in payment of principal (or premium, if any) or interest, if any) if the Trustee determines in good faith that it is in the interest of the holders of the debt securities to do so. (Section 6.02)
The existing indenture provides that holders of the outstanding debt securities of any series may seek to institute a proceeding with respect to the existing indenture or for any remedy thereunder only after:
•	such holders previously gave notice to the Trustee of a continuing Event of Default;
•	holders of at least 25% in aggregate principal amount of outstanding debt securities of any series have made a written request to the Trustee to institute a proceeding;
•	such holders have offered an indemnity reasonably satisfactory to the Trustee to institute a proceeding;
•	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
•
the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 5.07)

These limitations do not apply, however, to a suit instituted by a holder of a debt security for enforcement of payment of the principal of (or premium, if any) or interest, if any, on or after the respective due dates expressed in such debt security. (Section 5.08)

The existing indenture contains a covenant under which we are required to furnish to the Trustee an officers’ certificate, within 120 days after the end of each fiscal year, as to the compliance with all terms, provisions and conditions of the existing indenture, or if we are in default, specifying all such defaults and the nature and status thereof of which we may have knowledge. (Section 10.07)
Modification and Waiver
The existing indenture (Section 9.01) provides that we, together with the Trustee, may enter into supplemental indentures without the consent of the holders of debt securities to:
•	evidence the assumption by another person of our obligations;
•	add covenants for the benefit of the holders of all or any series of debt securities or surrender any right or power of Cigna under the existing indenture or the debt securities;
•	add any additional Events of Default;
•	add or change the existing indenture to permit or facilitate the issuance of debt securities in bearer form or in uncertificated form;
•
add to, change or eliminate a provision of the existing indenture or the debt securities if such addition, change or elimination does not apply to a debt security created prior to the execution of such supplemental indenture or modify the rights of a holder of any debt security with respect to such provision;

•	secure any debt security or perfect the security interest securing Cigna’s obligations in respect of any debt security;
•	establish the form or terms of debt securities of any series;
•	evidence the acceptance of appointment by a successor Trustee;
•
add to any provision of the existing indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities if such action does not adversely affect the interests of the holders of debt securities in any material respect;

•
cure any ambiguity or correct any inconsistency in the existing indenture or make other changes, provided that any such action does not adversely affect the interests of the holders of debt securities of any affected series in any material respect;

•	provide for the guarantee by any person of any debt security;
•	conform the existing indenture or any debt security to any provision of any relevant offering memorandum or prospectus; or
•	conform the existing indenture to any mandatory provision of law.
Other amendments and modifications of the existing indenture may be made with the consent of the holders of not less than a majority of the aggregate principal amount of each series of the outstanding debt securities affected by the amendment or modification; provided, however, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:
•	change the stated maturity of the principal of (or premium, if any) or any installment of principal or interest, if any, on any such debt security;
•	reduce the principal amount of (or premium, if any) or the interest rate, if any, on any such debt security or the principal amount due upon acceleration of an Original Issue Discount Security;
•	change the place or currency of payment of principal of (or premium, if any) or the interest, if any, on any such debt security;
•	impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security;
•	reduce the percentage of holders of debt securities necessary to modify or amend the existing indenture; or
•
modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the existing indenture or for waiver of certain defaults. (Section 9.02)

The holders of at least a majority of the aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive our required compliance with certain restrictive provisions of the existing indenture and may waive any past default under the existing indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Section 5.13)
Limitations on Liens on Common Stock of Designated Subsidiaries
The existing indenture provides that so long as any of the debt securities issued under the existing indenture remains outstanding, we will not, and we will not permit any of our subsidiaries to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien, security interest or other encumbrance of any nature on any of the common stock of a Designated Subsidiary, which common stock is directly or indirectly owned by us, unless our obligations under the debt securities and, if we so elect, any other of our indebtedness ranking on a parity with, or prior to, the debt securities, shall be secured equally and ratably with, or prior to, such secured indebtedness for borrowed money so long as it is outstanding and is so secured. (Section 10.05)
“Designated Subsidiary” means each of Cigna Holding Company, Connecticut General Life Insurance Company, Life Insurance Company of North America, Evernorth Health, Inc., Express Scripts, Inc. and Medco Health Solutions, Inc., so long as it remains a subsidiary, or any subsidiary which is a successor of such Designated Subsidiary. (Section 1.01)
Consolidation, Merger and Sale of Assets
We may not consolidate with or merge with or into any other person (other than in a merger or consolidation in which we are the surviving person) or sell our properties and assets as, or substantially as, an entirety to any person unless:
•
the person formed by the consolidation or with or into which we are merged or the person that purchases our properties and assets as, or substantially as, an entirety is a corporation organized and validly existing under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes Cigna’s obligations on the debt securities under a supplemental indenture reasonably satisfactory to the Trustee;

•	immediately after giving effect to the transaction no Event of Default shall have occurred and be continuing; and
•	an officers’ certificate and opinion of counsel are delivered to the Trustee. (Section 8.01)
Upon compliance with the foregoing provisions, the successor or purchaser will succeed to, and be substituted for, Cigna under the existing indenture with the same effect as if such successor or purchaser had been the original obligor under the debt securities, and thereafter Cigna will be relieved of all obligations and covenants under the existing indenture and the debt securities. (Section 8.02)
No Protection in the Event of a Change of Control
Unless otherwise indicated in a prospectus supplement with respect to a particular series of debt securities, the debt securities will not contain an option for the holders of such debt to require us to purchase all or a portion of such debt securities or any other protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).
Defeasance and Covenant Defeasance
If we irrevocably deposit, in trust, with the Trustee (or other qualifying trustee), sufficient cash and/or specified government obligations (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of (and premium, if any) and interest and any other sums due on the scheduled due date for the debt securities of a particular series, then at our option and subject to certain conditions (including the absence of an Event of Default):
•	we will be discharged from our obligations with respect to the debt securities of such series (which we refer to in this prospectus as a “legal defeasance”), or

•
we will no longer be under any obligation to comply with the covenants described above under “Limitations on Liens on Common Stock of Designated Subsidiaries” and “Consolidation, Merger and Sale of Assets,” and an Event of Default relating to any failure to comply with such covenants will no longer apply to us (which we refer to in this prospectus as a “covenant defeasance”).

If we exercise our legal defeasance option, payment of such debt securities may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option, payment of such debt securities may not be accelerated by reference to the covenants from which we have been released or pursuant to Events of Default referred to above which are no longer applicable. If we fail to comply with our remaining obligations with respect to such debt securities under the existing indenture after we exercise the covenant defeasance option and such debt securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee may be insufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments. (Section 10.06)
Under current United States federal income tax laws, a legal defeasance would be treated as an exchange of the relevant debt securities in which holders of those debt securities might recognize gain or loss. Unless accompanied by other changes in the terms of the debt securities, a covenant defeasance generally should not be treated as a taxable exchange. In order to exercise our defeasance options, we must deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Federal income tax purposes. In the case of legal defeasance, such opinion of counsel must be based on (i) an Internal Revenue Service ruling or (ii) a change in the applicable United States federal income tax law occurring since the date of the existing indenture.
No Personal Liability of Incorporators, Stockholders, Officers, Directors, Employees or Agents
The existing indenture provides that no recourse shall be had for the payment of principal, premium, if any, or interest, if any, or any debt security, or for any claim based on or in respect of any debt security or the existing indenture or any supplemental indenture, against any incorporator, or against any past, present or future stockholder, officer, director, employee or agent of ours or of any successor person thereof under any law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise. Each holder, by accepting the debt securities, waives and releases all such liability.
Concerning our Relationship with the Trustee
U.S. Bank National Association, is the Trustee under our existing indenture. We maintain customary banking relationships in the ordinary course of business with the Trustee and its affiliates.
Governing Law
The existing indenture is governed by and shall be construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.
FORM OF DEBT SECURITIES
Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the Trustee. Global securities name a depositary or its nominee as the owner of the debt securities represented by the global securities.
We may issue the debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a global security may not be transferred except as a whole by and among the depositary for the global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a global security will be described in the prospectus supplement relating to those securities. (Sections 2.04 and 3.05) We anticipate that the following provisions will apply to all depositary arrangements.
Ownership of beneficial interests in a global security will be limited to persons, called participants, that have accounts with the depositary. Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in global securities.
So long as the depositary, or its nominee, is the registered owner of a global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global security for all purposes under the existing indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have the securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the existing indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary for that global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the existing indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action that a holder is entitled to give or take under the existing indenture, the depositary for the global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.
Principal (or premium, if any) and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither Cigna nor the Trustee nor any agent of Cigna or the Trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.
We expect that the depositary for any of the securities represented by a global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders of that global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security held through participants will be governed by standing customer instructions and customary practices, and will be the responsibility of those participants.
If the depositary for any of these securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the global security that had been held by the depositary. In addition, we may at any time and in our sole discretion decide not to have any of the securities represented by one or more global securities. If we make that decision, we will issue securities in definitive form in exchange for the global security or securities representing those securities. Any securities issued in definitive form in exchange for a global security will be registered in the name or names that the depositary gives to the Trustee or relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global security that had been held by the depositary.

DESCRIPTION OF CAPITAL STOCK
Description of Common Stock
The following description of our common stock is based upon our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), our Amended and Restated By-Laws (“By-Laws”) and applicable provisions of law as currently in effect. We have summarized certain portions of the Certificate of Incorporation and By-Laws below. This summary is not complete and is qualified by the Certificate of Incorporation and the By-Laws, which are incorporated by reference in the registration statement of which this prospectus forms a part.
Certain provisions of the Delaware General Corporation Law, the Certificate of Incorporation and the By-Laws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.
The Company is authorized to issue 600,000,000 shares of common stock, par value $0.01 per share, of which 305,739,004 shares were outstanding at October 31, 2022.
Holders of common stock are entitled to receive such dividends as the board of directors of the Company may from time to time declare. Payment of dividends on the common stock will at all times be subject to, among other things, prior satisfaction of dividend and sinking fund requirements, if any, of any series of preferred stock that may then be outstanding, and the availability of funds to the Company, which in turn may be subject to fixed payment obligations which the Company may incur in the future, and the ability of the Company’s insurance subsidiaries to declare and pay dividends under applicable insurance regulatory requirements. No shares of preferred stock are outstanding as of the date of this prospectus.
All directors of the Company currently hold one-year terms. Any director may be removed, with or without cause, at any time, by a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote at an election for directors. Holders of common stock have one vote per share and have no cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares are not able to elect any directors. The Company has adopted a majority voting standard for the election of directors in uncontested elections. Under this standard, each director must receive a majority of the votes cast with respect to that director. This means that the number of votes cast “for” a director nominee must exceed the number of votes cast “against” that nominee for the director to be elected. In general, each director agrees to tender, and not withdraw, his or her resignation if he or she does not receive a majority of the votes cast at an annual meeting of shareholders at which such director is a nominee for election. The Company’s Corporate Governance Committee will make a recommendation to the Company’s board of directors on whether to accept the resignation. The Company’s board of directors has discretion to accept or reject the resignation. In contested elections, the voting standard is a plurality of votes cast.
Subject to the rights of creditors and the liquidation preferences of holders of preferred stock, the holders of common stock are entitled to share ratably in the remaining assets of the Company in the event of its voluntary or involuntary liquidation or dissolution. Holders of common stock have no preemptive rights. All shares of common stock presently outstanding are, and all such shares to be issued pursuant to this prospectus will be, fully paid and nonassessable. Shares of the Company’s common stock are not convertible into shares of any other class of capital stock.
The Certificate of Incorporation grants the Company the right to amend, alter, change or repeal any provision in the Certificate of Incorporation in the manner prescribed by statute. Under Section 242 of the Delaware General Corporation Law, unless the Certificate of Incorporation requires a greater vote, a proposed amendment to the Certificate of Incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class. The Company’s By-Laws may be adopted, amended or repealed by majority vote of the capital stock of the Company outstanding and entitled to vote thereon, or by the Company’s board of directors without any vote of the stockholders. Such provisions could inhibit a change in control in situations that the board of directors determines are not adequate or in the best interests of shareholders, or that do not meet specified fair price criteria and procedural conditions. In some circumstances, some or all shareholders could be denied the opportunity to realize a premium over the then-prevailing market price for the shares.

Description of Preferred Stock
The Company’s Certificate of Incorporation authorizes the issuance of 25,000,000 shares of preferred stock, par value $1.00 per share. No shares of preferred stock are outstanding as of the date of this prospectus. The Company’s preferred stock may be issued from time to time in one or more series, without shareholder approval, when authorized by the board of directors. Subject to limitations prescribed by law, the board of directors is authorized to determine the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued, and to fix the number of shares of each such series.
We will include the specific terms of each series of the preferred stock being offered in a supplement to this prospectus.
Section 203 of the Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law prohibits a defined set of transactions between a Delaware corporation, such as us, and an interested stockholder. An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision may prohibit business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term business combination is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.
This prohibition is effective unless:
•	the business combination is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;
•
the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
In general, the prohibitions do not apply to business combinations with persons who were shareholders before we became subject to Section 203.
Special By-Laws Provisions
Under our By-Laws, vacancies and newly-created directorships resulting from any increase in the size of our board may be filled by our board, even if the directors then on the board do not constitute a quorum or only one director is left in office. These provisions, together with the provisions of Section 203 of the Delaware General Corporation Law, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our shareholders and of limiting any opportunity to realize premiums over the then-prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our shareholders might benefit from such a change in control or offer.
Transfer Agent and Registrar
Computershare Inc. serves as the registrar and transfer agent for the common stock.
Stock Exchange Listing
Our common stock is listed on the New York Stock Exchange under the trading symbol “CI”.

DESCRIPTION OF WARRANTS
We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.
DESCRIPTION OF PURCHASE CONTRACTS
We may issue purchase contracts for the purchase or sale of:
•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above;
•	currencies; or
•	commodities.
Each purchase contract will entitle or obligate the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.
The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. The purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued or at settlement. Our obligation to settle any pre-paid purchase contracts on the relevant settlement date may constitute indebtedness.
DESCRIPTION OF UNITS
We may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The terms of any units to be issued and a description of the material provisions of the applicable unit agreement will be set forth in the applicable prospectus supplement.
SELLING SECURITY HOLDERS
Selling security holders to be named in a prospectus supplement may, from time to time, offer and sell some or all of our securities held by them pursuant to this prospectus and the applicable prospectus supplement. Such selling security holders may sell our securities held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable prospectus supplement. See “Plan of Distribution.” Such selling security holders may also sell, transfer or otherwise dispose of some or all of our securities held by them in transactions exempt from the registration requirements of the Securities Act.
We will provide you with a prospectus supplement, which will, among other things, set forth the name of each selling security holder and the number of our securities beneficially owned by such selling security holders that are covered by such prospectus supplement.

PLAN OF DISTRIBUTION
General
Any of the securities being offered pursuant to this prospectus and any accompanying prospectus supplement may be sold in any one or more of the following ways from time to time:
•	directly to purchasers;
•	through agents;
•	to or through underwriters;
•	through dealers;
•	directly to our shareholders; or
•	through a combination of any such methods of sale.
We may also issue any of the securities as a dividend or distribution to our shareholders.
In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third parties may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.
The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
We may solicit offers to purchase directly. Offers to purchase securities also may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.
If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any securities in respect of which this prospectus is being delivered, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of securities, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.
We may grant to the underwriters options to purchase additional securities, to cover over-allotments, if any, at the initial public offering price (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such securities.

If a dealer is used in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and their terms of the transaction will be set forth in the prospectus supplement relating thereto.
Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. We may also offer securities through agents in connection with a distribution to our shareholders of rights to purchase such securities. The terms of any such sales will be described in the prospectus supplement relating thereto.
We may offer our equity securities into an existing trading market on the terms described in the applicable prospectus supplement. Underwriters and dealers who may participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.
Pursuant to any standby underwriting agreement entered into in connection with a subscription rights offering to our shareholders, persons acting as standby underwriters may receive a commitment fee for all securities underlying the subscription rights that the underwriter commits to purchase on a standby basis. Additionally, prior to the expiration date with respect to any subscription rights, any standby underwriters in a subscription rights offering to our shareholders may offer such securities on a when-issued basis, including securities to be acquired through the purchase and exercise of subscription rights, at prices set from time to time by the standby underwriters. After the expiration date with respect to such subscription rights, the underwriters may offer securities of the type underlying the subscription rights, whether acquired pursuant to a standby underwriting agreement, the exercise of the subscription rights or the purchase of such securities in the market, to the public at a price or prices to be determined by the underwriters. The standby underwriters may thus realize profits or losses independent of the underwriting discounts or commissions paid by us. If we do not enter into a standby underwriting arrangement in connection with a subscription rights offering to our shareholders, we may elect to retain a dealer-manager to manage such a subscription rights offering for us. Any such dealer-manager may offer securities of the type underlying the subscription rights acquired or to be acquired pursuant to the purchase and exercise of subscription rights and may thus realize profits or losses independent of any dealer-manager fee paid by us.
Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”) acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed thereby.
If so indicated in the applicable prospectus supplement, we may authorize agents, dealers or underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.
Agents, underwriters, dealers and remarketing firms may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters, dealers and remarketing firms may be required to make in respect thereof.
Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under Regulation M. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the securities in connection with an offering of securities, thereby creating a short position in the underwriters’ account. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.
Unless otherwise specified in the applicable prospectus supplement, each series of securities, other than our common stock that is listed on the New York Stock Exchange, will be a new issue and will have no established trading market. We may elect to list any series of securities on an exchange but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given as to the liquidity of, or activity in, the trading market for any of the securities.
Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.
The anticipated date of delivery of securities will be set forth in the applicable prospectus supplement relating to each offer.
VALIDITY OF SECURITIES
Unless otherwise indicated in the applicable prospectus supplement, the validity of our debt securities, common stock, preferred stock, warrants, purchase contracts and units will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2021 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
ERISA MATTERS
Cigna and certain of its affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many employee benefit plans subject to Title I of ERISA or plans subject to Section 4975 of the Code or entities deemed to hold the assets of such employee benefit plan or plans (collectively, “Plans”). Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if securities are acquired by a Plan with respect to which Cigna or any of its affiliates is a service provider, unless such securities are acquired pursuant to an exemption for transactions effected on behalf of such Plan by a “qualified professional asset manager” or pursuant to any other available statutory, class or individual exemption. In addition, certain governmental, church and non-U.S. plans are subject to federal, state, local or non-U.S. laws that are substantially similar to Section 406 of ERISA or Section 4975 of the Code (“Similar Laws”). Therefore, each purchaser or holder of the securities or any interest therein will be deemed to have represented by its purchase or holding thereof that either (i) it is not and is not using the assets of any Plan or any plan subject to Similar Laws or (ii) its purchase and holding of the securities or any interest therein will not constitute or result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or in a similar violation of Similar Laws.
Any Plan or plan subject to Similar Laws proposing to invest in the securities should consult with its legal counsel. The sale of the securities offered hereunder to any Plan or plan subject to Similar Laws is in no respect a representation by Cigna or any of its affiliates that such an investment is appropriate for or meets all relevant legal requirements with respect to investments by any such Plan or plan subject to Similar Laws generally or any particular Plan or plan subject to Similar Laws.

$4,500,000,000

The Cigna Group
$1,000,000,000 5.000% Senior Notes due 2029

$750,000,000 5.125% Senior Notes due 2031

$1,250,000,000 5.250% Senior Notes due 2034

$1,500,000,000 5.600% Senior Notes due 2054
Prospectus Supplement
Joint Book-Running Managers
Deutsche Bank Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Wells Fargo Securities
Passive Bookrunners
BofA Securities	Citigroup	Morgan Stanley	Truist Securities
Co-Managers
Credit Agricole CIB	HSBC	Mizuho	MUFG	PNC Capital Markets LLC
US Bancorp	BNY Mellon Capital Markets, LLC	Fifth Third Securities	RBC Capital Markets	Regions Securities LLC
Scotiabank	SMBC Nikko	TD Securities	Academy Securities	R. Seelaus & Co., LLC
February 5, 2024